SEC FILE NUMBER
000-54483
CUSIP NUMBER
U0664B109

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2017

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

BankGuam Holding Company

Full Name of Registrant

Former Name if Applicable

111 W. Chalan Santo Papa

Address of Principal Executive Office (Street and Number)

Hagatna, Guam 96910

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

BankGuam Holding Company (the “Company”) is unable to file its Annual Report on Form 10-K for the period ended December 31, 2017 by the prescribed filing deadline (April 2, 2018) without unreasonable effort and expense, as explained below.

In connection with the preparation of the Company’s audited financial statements for the year ended December 31, 2017, the Company and its independent financial auditor, Crowe Horwath LLC, have been unable to agree regarding the adequacy of the Company’s allowance for loan and lease losses (“ALLL”), and the Company is in the process of evaluating its ALLL to determine whether adjustments or further disclosure surrounding these matters is appropriate.

As a result of the time needed by the Company to evaluate the impact of the foregoing on its financial statements and to assess the Company’s internal control over financial reporting, and for the Company’s auditors to evaluate the implications of the adjustments on current financial statements, if any, and the Company’s internal control over financial reporting, the Company requires additional time to complete and file its Form 10-K.

The Company has not yet determined whether any changes constitute a material impact on its financial statements, or whether the Form 10-K will reflect a conclusion by management that there was a material weakness in the Company’s internal control over financial reporting as of December 31, 2017.

Cautionary Note Regarding Forward-Looking Statements

This Form contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The Private Securities Litigation Reform Act of 1995 provides a “safe harbor” for forward-looking statements. These include, among other things, statements regarding the Company’s future operations, financial condition and prospects, and business strategies. Forward-looking statements may be preceded by, followed by or include the words “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “will,” “is designed to” and similar expressions. The Company based these forward-looking statements on its expectations and projections about future events at the time when they were made. The Company cautions investors not to place undue reliance on these statements because they involve known and unknown risks, uncertainties and other factors, some of which are beyond the control of the Company. These risks, uncertainties and other factors may cause the actual results, performance or achievements of the Company to be materially different from the anticipated future results expressed or implied by the forward-looking statements. Factors that might cause or contribute to such differences include, but are not limited to, those discussed in “Risk Factors” in filings we make from time to time with the SEC, including the Company’s Annual Report on Form 10-K and Quarterly Reports on Form 10-Q. The Company undertakes no duty, and specifically disclaims any duty, to update or revise any forward-looking statements in this press release, except as required by applicable law.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

Francisco M. Atalig	671	472-5300
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

[Discuss, if applicable:                                         ]

BankGuam Holding Company

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 3, 2018	BankGuam Holding Company

	By:	/s/ William D. Leon Guerrero
WILLIAM D. LEON GUERRERO
Executive Vice President and Chief Operating Officer